May 17, 2012

W. John McGuire
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC   20004

Re: Exchange Traded Concepts Trust II
        File Numbers: 333-180871 and 811-22700

Dear Mr. McGuire:

        We have reviewed the registration statement on Form N-1A of Exchange Traded
Concepts Trust II (the "Trust") filed on April 20, 2012, under the Securities Act of 1933
(the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act"). The Trust
has three new series: Horizons S&P 500 Covered Call ETF, Horizons S&P Financial
Select Sector Covered Call ETF, and Horizons S&P Energy Select Sector Covered Call
ETF (each the "Fund" or, collectively, the "Funds"), all exchange-traded funds.

        Our comments are set forth below. The captions we use below correspond to the
captions the Trust uses in its registration statement.

General Comments

        1. We note that portions of the disclosure have been left blank. We expect to have
further comments when you supply the omitted information in a pre-effective
amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-
effective amendment.

        2. Please supply the undersigned with copies of your exemptive application and
any no-action requests the Trust has submitted, or will submit, in connection with
registration of its shares. Please inform the undersigned whether the Trust intends to rely
on an existing exemptive order for its exchange-traded fund (ETF) structure and, if so,
provide the 1940 Act Release number and date of the order. If the Trust intends to file an
application for an exemptive order, the application process may result in additional
disclosure beyond what is requested in this letter.

        3. Please review and revise the prospectus where necessary so as to conform to
the Commission's plain English requirements of Rule 421 under Regulation C under the
1933 Act. *See* Office of Investor Education and Assistance, U.S. Securities and
Exchange Commission, A Plain English Handbook (1998).

4. All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

PROSPECTUS

Fund Summary -- Horizons S&P 500 Covered Call ETF

<u>**Fees and Expenses**</u>**, Page 1**

5**.** Please confirm in your response letter that there are no expense reimbursement or fee waiver arrangements.

6. Please confirm that there will be no "Acquired Fund Fees and Expenses".

7. Since the Fund has adopted a 12b-1 plan, change "None" to "0" as the Distribution and Service (12b-1) Fee because "None" may give the impression that there is no 12b-1 Plan.

<u>**Principal Investment Strategies**</u>**, Pages 2-3**

8. Will the Fund use the Underlying Index as its principal benchmark index? If so, please explain in your letter responding to these comments how the Underlying Index meets the definition for an "appropriate broad-based securities market index" as set forth in Instruction 5 to Item 27(b)(7) of Form N-1A.

9. Please inform the staff in your response letter as to how long the Underlying Index has existed and whether it is widely used and consulted by investors.

10. Disclose how often the Underlying Index can be changed. Disclose whether the Underlying Index is re-balanced at set intervals, such as every six months.

11. Are all of the companies in the Reference Index "option eligible"? If some companies are not "option eligible" are these companies still included in the Underlying Index and will the Fund invest in such companies?

12. If the Fund is relying on an exemptive order, will the use of the Underlying Index, which includes calls, require an amendment of the order?

13. Confirm in your response letter that the calls will not exceed the stock owned by the Fund (which would then be uncovered calls.)

14. May the Fund invest any of its assets in anything other than the companies and call options of the Underlying Index? If so, the Fund should have a policy of investing at least 80% of its net assets in the securities comprising the Underlying Index.

May the Fund make temporary defensive investments? Does the Fund have a correlation target in tracking the Underlying Index? Amplify the disclosure accordingly.

Principal Risks, Pages 3-4

15. The absence of any discussion of the risks of fixed income securities, including "high yield" securities or "junk bonds" or of derivatives, futures, and swaps implies that neither the Fund nor the Underlying Index invest in such instruments. Please confirm in your response letter that this is the case.

Fund Summary -- Horizons S&P Financial Select Sector Covered Call ETF

16. See Comments 5 through 15.

Principal Risks, Page 9

17. *Financial Sector Risk* -- Please expand the disclosure to include risks that are not due to government regulation, such as the availability and costs of capital funds, the rate of corporate and consumer defaults, price competition.

Fund Summary -- Horizons S&P Energy Select Sector Covered Call ETF

18. See Comments 5 through 15.

Principal Investment Strategies, Page 12

19. The prospectus should contain an explanation of what is meant by a "modified float market capitalization weighted index".

Portfolio Manager, Page 15

20. Please define "Mirae Asset USA".   You failed to define this term under "Investment Advisers" as you did in the two prior Fund Summaries.

Additional Investment Strategies, Page 22

21. State that the investment objectives of the Funds are non-fundamental and what, if any, policies the Funds have adopted to provide shareholders with prior notice of any change in the policy (*e.g.*, 60 days prior notice). *See* Rule 35d-1(a)(2)(ii) under the 1940 Act.

Fund Management, Pages 24-25

22. In the next to last paragraph under this heading, clarify the discussion by disclosing the "minimum fee" that is payable by the Funds to the Adviser that apparently might sometimes exceed the advisory fee. Which fee appears in the fee tables?

23. The Sub-Adviser has agreed to assume at least part of the Adviser's responsibility to pay certain expenses of the Funds. Please explain in your response letter the reasons for such an unusual arrangement and the nature of such expenses.

Statement of Additional Information

DESCRIPTION OF PERMITTED INVESTMENTS, Pages 2 to 11

24. Some investments and investment practices described here are not mentioned in the prospectus. To the extent that the Funds intend to engage in such investments and practices so that they might materially affect the performance of the Funds or the decision of an investor to purchase Fund shares, such investments and practices, and their accompanying risks, should be discussed in the prospectus.

INVESTMENT RESTRICTIONS, **Page 13**

25. Include an operating policy that the Fund will not purchase illiquid securities if, as a result of such purchase, more than 15 percent of its net assets would consist of illiquid investments.

Members of the Board, page 17

26.   The trustees and officers of the Trust, including the requisite number of disinterested trustees, should be furnished by pre-effective amendment.

*   *   *

Notwithstanding our comments, please furnish a letter acknowledging that:

> The Trust and each Fund are responsible for the adequacy and accuracy of the disclosure in the filing;

> should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust and the Funds from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the Trust and the Funds may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment. Please respond to all comments in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

If you have any questions prior to filing a pre-effective amendment, please direct them to the undersigned at (202) 551-6961.

Sincerely yours,

John Grzeskiewicz
Senior Counsel